FOR FURTHER INFORMATION:

AT THE COMPANY:
Jeffrey P. Jorissen
Chief Financial Officer
(248) 208-2500

FOR IMMEDIATE RELEASE

SUN COMMUNITIES, INC. REPORTS 2006 RESULTS AND 2007 GUIDANCE

Southfield, MI, March 15, 2007 - Sun Communities, Inc. (NYSE: SUI), a real estate investment trust (REIT) that owns and operates manufactured housing communities, today reported fourth quarter and year ended December 31, 2006 results.

Total revenues increased 7.6 percent to $226.9 million for the year ended December 31, 2006 from $210.9 million for the year ended December 31, 2005. Net loss for the year ended December 31, 2006 was $(25.0) million or $(1.42) per common share compared to net loss of $(5.5) million or $(0.31) per diluted common share during 2005. Funds from operations (FFO) [1] were $34.6 million, or $1.72 per diluted share/OP Unit for the year ended December 31, 2006; a decrease from FFO of $51.3 million, or $2.54 per diluted share/OP Unit for the year ended December 31, 2005.

During the fourth quarter ended December 31, 2006, total revenues increased 6.9 percent to $57.1 million, compared with $53.4 million in the fourth quarter of 2005. Net loss for the fourth quarter of 2006 was $(18.5) million or $(1.05) per diluted common share, compared with $(1.7) million, or $(0.09) per diluted common share for the same period in 2005. Funds from operations decreased from $13.4 million or $0.67 per diluted share/OP Unit in the fourth quarter 2005 to $(5.0) million or $(0.25) per diluted share/OP Unit in the fourth quarter 2006.

Included in year and quarter end results is an $(18.0) million adjustment, equal to $0.90 per diluted common share, to the carrying value of the Company's investment in Origen Financial, Inc. ("Origen"). This investment is subject to quarterly reviews under APB 18 and related guidance for an "other than temporary impairment". Due to the lack of market response to the positive and improving operating results and successful securitizations that Origen has reported, and the extended period in which the Company's carrying value exceeded the market value of the Origen investment, the Company determined that a recognition of an "other than temporary impairment" was required as of December 31, 2006.

Net loss, FFO and FFO per diluted share/OP unit for the year ended December 31, 2006, adjusted to exclude the Origen adjustment, is $(9.0) million, $52.6 million and $2.61 per diluted share/OP unit, respectively.

"Despite all of the industry challenges, Origen has taken solid steps toward profitability this past year. Based on Origen's earnings release, originations were up 20% year-over-year, key portfolio metrics were met or exceeded and net income for 2006 was $7 million compared to a loss the previous year," said Gary A. Shiffman, the Company's Chairman and CEO. "At this point in the manufactured housing cycle, they are supporting the growth of existing retailers and manufactured housing community operators by assisting in the improvement of the overall MH market on many different levels. Management continues to utilize Origen's underwriting platform as we convert homes from our rental program to sales and remains confident that Origen's disciplined business plan will generate shareholder value" he added.

For 133 communities owned throughout both years, total revenues increased 3.3 percent for the year ended December 31, 2006 and expenses increased 3.0 percent, resulting in an increase in net operating income[2] of 3.5 percent. Same property occupancy in the manufactured housing sites was 82.6 percent at December 31, 2006 as compared to 83.9 percent at December 31, 2005.

Revenue producing sites decreased by 508 sites for the year ended December 31, 2006. As expected, occupancy in our rental program increased at a slower rate as compared to 2005. During 2006 net leases in the rental program increased by 865 as compared to an increase of 1,778 net leases during 2005. This slower growth of the rental program equating to 913 fewer net leases, combined with the positive effect of approximately 385 fewer repossessions in the portfolio, approximates the difference in revenue producing sites at December 31, 2006 versus December 31, 2005.

The Company sold 492 new and pre-owned homes during 2006 as compared to 425 in 2005. Strategic focus on the conversion of renters to owners helped to increase the number of rental home sales to 170 during 2006 compared to 89 in 2005. This positive trend appears to be continuing as sales of 53 rental homes closed during January and February of 2007.

As noted above, the Company rented an additional 865 homes in 2006 bringing the total number of occupied rentals to 4,576 at December 31, 2006, as reflected in the accompanying table. Rental rates for the homes, including site rent, have increased approximately 6.7 percent over the past twelve months from an average of $643 per month at December 31, 2005 to an average of $686 per month at December 31, 2006.

"Portfolio occupancy results in the last two quarters of 2006 came up short. We finished the year with 723 fewer occupied rental homes than budget and lost a total of 508 revenue producing sites by year end. Regional economics, stiff competition, as well as an overall slowdown in housing led to lower traffic levels, fewer applications and a general lack of leasing. While we anticipated somewhat of a shortfall resulting from the earlier than expected reduction in repossessions, this represented only a portion of the shortfall," Shiffman said. "As we planned and set budgets for 2007, we utilized much of 2006 actual results as a template. This conservative approach provided for no regional economic rebound and limited transition from the reduction of the repossession overhang to new home sales in our portfolio. Further reductions in repossessions have continued in January and February and the collapse of the subprime lending market should drive customers toward the affordability of the manufactured housing product. As these and other market conditions change, we will cautiously update guidance."

2007 GUIDANCE

It is the Company's expectation that Funds From Operations (FFO)[1] per share will be in the range of $2.66 - $2.72 per share for 2007. This guidance is supported by the following assumptions:

Site Rent Increases: The weighted average site rental increase for 2007 is expected to be 3.4 percent for the manufactured homes.

Rental Home Program: The Company expects to achieve weighted average rental increases of 3 percent in the home rental program in 2007. Occupancy in the rental home program is expected to increase by approximately 750 tenants. The Company expects to achieve 320 rental home sales in 2007.

Sale of New and Pre-owned Homes: The 2007 budget reflects an increase in the number of sales of new and pre-owned homes of approximately 100 units.

Recurring Capital Improvements: The Company expects recurring capital expenditures to approximate $6.2 million in 2007 or $130 per site. Using the mid-point of the earnings guidance, funds available for distribution will approximate $2.38 per share, or 94 percent of the current annual dividend rate of $2.52 per share. The ratio of funds available for distribution to the current annual dividend rate increases to approximately 101 percent when funds available for distribution are adjusted for non-cash stock amortization and corporate depreciation.

General and Administrative Expenses: The Company expects general and administrative expenses related to rental property to approximate $15.9 million in 2007; a reduction of approximately 3 percent from 2006.

Same Property Portfolio: The Company's same property portfolio of 135 communities is expected to generate growth in net operating income (NOI)[2] of approximately 1.8 percent.

The foregoing estimates reflect management's views of current and future market conditions, including assumptions with respect to rental rates, occupancy levels and the other assumptions set forth above. Results for 2007 may also be impacted by, among other things: (a) potential acquisitions, dispositions or financings; (b) potential effects of uncontrollable factors such as hurricanes; and (c) changes in interest rates. There can be no assurance that the Company's actual results will not differ materially from the estimates set forth above.

A conference call to discuss fourth quarter operating results will be held on March 15, 2007, at 11:00 A.M. EST. To participate, call toll-free 877-407-9039. Callers outside the U.S. or Canada can access the call at 201-689-8470. A replay will be available following the call through March 29, 2007, and can be accessed by dialing 877-660-6853 from the U.S. or 201-612-7415 outside the U.S. or Canada. The account number for the replay is 3055 and the ID number is 231854. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a real estate investment trust (REIT) that currently owns and operates a portfolio of 136 communities comprising approximately 47,600 developed sites and approximately 6,800 sites suitable for development mainly in the Midwest and Southeast United States.

[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

For more information about Sun Communities, Inc.
visit our website at www.suncommunities.com
-FINANCIAL TABLES FOLLOW-

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. The words "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions identify these forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's expectations of future events.

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2006 AND 2005
(Amounts in thousands except for per share data)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	2005	2006	2005
REVENUES				
Income from rental property	$ 46,986	$ 45,569	$ 186,326	$ 178,985
Revenue from home sales	4,914	4,249	20,244	18,385
Rental home revenue	4,067	2,903	15,174	9,084
Ancillary revenues, net	86	135	370	741
Interest	831	784	3,747	4,359
Other income (loss)	217	(278)	1,033	(689)
Total revenues	57,101	53,362	226,894	210,865
COSTS AND EXPENSES				
Property operating and maintenance	11,468	10,925	46,916	45,091
Real estate taxes	4,032	3,800	15,860	15,173
Cost of home sales	3,748	3,089	15,700	13,861
Rental home operating and maintenance	3,342	2,518	11,485	7,372
General and administrative - rental property	3,581	3,758	16,406	14,493
General and administrative - home sales and rentals	1,584	1,332	6,311	6,207
Depreciation and amortization	15,465	14,319	60,300	54,330
Extinguishment of debt	720	—	720	—
Interest	15,575	14,385	61,173	55,650
Interest on mandatorily redeemable debt	935	1,088	3,945	4,322
Florida storm damage recovery	—	165	—	(390)
Total expenses	60,450	55,379	238,816	216,109
Equity income (loss) from affiliate	(17,550)	134	(16,583)	(908)
Loss from operations	(20,899)	(1,883)	(28,505)	(6,152)
Less income (loss) allocated to minority interest:				
Preferred OP Units	—	—	—	961
Common OP Units	(2,397)	(219)	(3,248)	(837)
Loss from continuing operations	(18,502)	(1,664)	(25,257)	(6,276)
Income from discontinued operations	—	—	—	824
Loss before cumulative effect of change in accounting principle	(18,502)	(1,664)	(25,257)	(5,452)
Cumulative effect of change in accounting principle	—	—	289	—
Net loss	$ (18,502)	$ (1,664)	$ (24,968)	$ (5,452)
Weighted average common shares outstanding:				
Basic	17,762	17,540	17,641	17,716
Diluted	17,762	17,540	17,641	17,716
Basic and diluted earnings (loss) per share:				
Continuing operations	$ (1.05)	$ (0.09)	$ (1.44)	$ (0.35)
Discontinued operations	—	—	—	0.04
Loss before cumulative effect of change in accounting principle	(1.05)	(0.09)	(1.44)	(0.31)
Cumulative effect of change in accounting principle	—	—	0.02	—
Net loss	$ (1.05)	$ (0.09)	$ (1.42)	$ (0.31)

RECONCILIATION OF NET LOSS TO FUNDS FROM OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2006 AND 2005
(Amounts in thousands except for per share data)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	2005	2006	2005
Net loss	$ (18,502) [3]	$ (1,664)	$ (24,968) [3]	$ (5,452)
Adjustments:				
Depreciation and amortization	15,988	14,972	62,148	56,902
Valuation adjustment [4]	(114)	30	(280)	430
(Gain) loss on disposition of assets, net	64	257	908	156
Income (loss) allocated to minority interest	(2,397)	(219)	(3,248)	(723)
Funds from operations (FFO)	$ (4,961)	$ 13,376	$ 34,560	$ 51,313
FFO - Continuing Operations	$ (4,961)	$ 13,376	$ 34,560	$ 51,141
FFO - Discontinued Operations	$ —	$ —	$ —	$ 172
Weighted average common shares/OP Units outstanding:				
Basic	20,064	19,868	19,958	20,121
Diluted	20,064	19,971	20,129	20,253
Continuing Operations:				
FFO per weighted average Common Share/OP Unit - Basic	$ (0.25)	$ 0.67	$ 1.74	$ 2.53
FFO per weighted average Common Share/OP Unit - Diluted	$ (0.25)	$ 0.67	$ 1.72	$ 2.53
Discontinued Operations:				
FFO per weighted average Common Share/OP Unit - Basic	$ —	$ —	$ —	$ 0.01
FFO per weighted average Common Share/OP Unit - Diluted	$ —	$ —	$ —	$ 0.01
Total Operations:				
FFO per weighted average Common Share/OP Unit - Basic	$ (0.25)	$ 0.67	$ 1.74	$ 2.54
FFO per weighted average Common Share/OP Unit - Diluted	$ (0.25)	$ 0.67	$ 1.72	$ 2.54

[3] Net loss for the quarter and year ended December 31, 2006 includes an $18.0 million reduction in the carrying value of the Company's investment in affiliate (Origen). Net loss, FFO and FFO per diluted share/OP unit for the year ended December 31, 2006, adjusted to exclude this impairment, is $(9.0) million, $52.6 million and $2.61 per diluted share/OP unit, respectively.

[4] The Company entered into three interest rate swaps and an interest rate cap agreement. The valuation adjustment reflects the theoretical noncash profit and loss were those hedging transactions terminated at the balance sheet date. As the Company has no expectation of terminating the transactions prior to maturity, the net of these noncash valuation adjustments will be zero at the various maturities. As any imperfection related to hedging correlation in these swaps is reflected currently in cash as interest, the valuation adjustments reflect volatility that would distort the comparative measurement of FFO and on a net basis approximate zero. Accordingly, the valuation adjustments are excluded from FFO. The valuation adjustment is included in interest expense.

SUN COMMUNITIES, INC.
SELECTED BALANCE SHEET DATA
(Amounts in thousands)

	(Unaudited) December 31, 2006	December 31, 2005
Investment property before accumulated depreciation	$ 1,512,762	$ 1,458,122
Total assets	$ 1,289,739	$ 1,320,536
Total debt	$ 1,166,850	$ 1,123,468
Total minority interests and stockholders' equity	$ 91,588	$ 164,801

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE PERIODS ENDED DECEMBER 31, 2006 AND 2005
(Amounts in thousands)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	2005	2006	2005
Net loss	$ (18,502)	$ (1,664)	$ (24,968)	$ (5,452)
Unrealized income (loss) on interest rate swaps	(1)	417	288	1,491
Comprehensive loss	$ (18,503)	$ (1,247)	$ (24,680)	$ (3,961)

SUN COMMUNITIES, INC.
ADDITIONAL INFORMATION

SAME PROPERTY RESULTS

For 133 communities owned throughout both years (amounts in thousands):

	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2006	**2005**	**% change**	**2006**	**2005**	**% change**
Total revenue	$ 44,590	$ 43,429	2.7%	$ 176,399	$ 170,712	3.3%
Total expense	12,622	12,029	4.9%	51,363	49,859	3.0%
Net operating income [2]	$ 31,968	$ 31,400	1.8%	$ 125,036	$ 120,853	3.5%

Same property occupancy and average monthly rent information at December 31, 2006 and 2005:

	2006	**2005**
Total manufactured housing sites	41,847	41,803
Occupied manufactured housing sites	34,581	35,092
Manufactured housing occupancy %	82.6%	83.9%
Average monthly rent per site	$ 368	$ 355

RENTAL PROGRAM SUMMARY

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	**2005**	**2006**	**2005**
Rental home revenue	$ 4,067	$ 2,903	$ 15,174	$ 9,084
Site rent included in Income from rental property	4,980	3,795	18,819	12,277
Rental program revenue	9,047	6,698	33,993	21,361
Expenses				
Payroll and commissions	512	612	2,037	1,826
Repairs and refurbishment	1,623	1,085	4,938	3,190
Taxes and insurance	646	298	2,506	1,022
Other	561	523	2,004	1,334
Rental program operating and maintenance	3,342	2,518	11,485	7,372
Net operating income [2]	$ 5,705	$ 4,180	$ 22,508	$ 13,989

Occupied rental homes information at December 31, 2006 and 2005 (in thousands except for *):

	2006	**2005**
Number of occupied rentals, end of period*	4,576	3,711
Cost of occupied rental homes	$ 135,861	$ 109,214
Weighted average monthly rental rate*	$ 686	$ 643